UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 22, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Exterran Holdings, Inc.

File No. 001-33666 - CF#24762

_____

       Exterran Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 25, 2010.

       Based on representations by Exterran Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

             Exhibit 10.27   through February 25, 2020

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                         Craig E. Slivka
                         Special Counsel